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# CONSENT OF QUALIFIED PERSON

To : All Canadian Securities Regulatory Authorities (SEDAR)
United States Securities and Exchange Commission (EDGAR)
Toronto Stock Exchange (SEDAR)
NYSE MKT (EDGAR)
Aurizon Mines Ltd.

**Re: Feasibility Study – 43-101 Technical Report– Joanna Gold Project, Rouyn-Noranda, Quebec, June 2012 (the "Report") prepared for Aurizon Mines Ltd. (the "Company")**

I, Angelo Grandillo, Eng., do hereby confirm that I am a qualified person under National Instrument 43-101 and a co-author of the Report.

The undersigned, for himself and on behalf of BBA Inc., pursuant to Section 8.3 of *National Instrument 43-101 Standards of Disclosure for Mineral Projects* this letter is being filed as the consent to the public filing of the Report and to the use of extracts from, or summaries of, the Report in the Company's news release to be dated June 5, 2012 (the "News Release") and to being named in the News Release.

The undersigned, for himself and on behalf of BBA Inc., confirms to have read the written disclosure in the News Release stated to be derived from the Report and that it fairly and accurately represents the information contained in the Report.

The undersigned further acknowledges that the Report and the News Release will be filed as an Exhibit to the Company's Form 6K and authorize the use of the information represented therein relating to the Report.

Dated this 16th day of July, 2012.

Angelo Grandillo

Angelo Grandillo, Eng.